Exhibit 99.1

ELBIT IMAGING ANNOUNCES NEW MANAGEMENT STRUCTURE

Tel Aviv, July 31, 2012, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that it has decided to reorganize its management structure in order to implement the Company’s business plan to focus on seeking new opportunities for the initiation, development and improvement of assets and the establishment and expansion of business cooperation and joint-ventures in the United States, Europe and India.

In furtherance of this objective, Mr. Mordechay Zisser, the current Executive President of the Company, will also serve as the Chief Executive Officer of Elbit and will lead the Company’s business activity. This appointment is aimed at enabling the Company’s two senior managers, Mr. David Machluf and Mr. Ran Shtarkman, who have proven capabilities and track-records, to be posted in the relevant markets in which the Company wishes to focus in the coming years and which constitute the core business of the Company.

Mr. Shtarkman has served as Elbit’s Co-CEO since January 1, 2010 and as the Chief Executive Officer of Plaza Centers N.V. (“Plaza”) (LSE: PLAZ) (WSE: PLZ/PLAZACNTR), a ~62.5%-owned subsidiary of the Company, since Plaza’s initial public offering on the London Stock Exchange in 2006. He will continue to serve as CEO of Plaza and will manage the Company’s real estate activities in Central and Eastern Europe and India.

Mr. Machluf has served as Elbit’s Co-CEO since January 1, 2010 and, prior thereto, served as Elbit’s Chief Financial Officer from 2006. He will serve as the Chief Executive Officer of Elbit Plaza USA, the Company’s principal US subsidiary. Mr. Machluf is highly acquainted with the US real estate market and with global entrepreneurs who are active in the United States. He will manage the Company’s real estate activities in the United States, as well as its international financing activities and the mergers and acquisitions activity.

As the CEOs of the Company’s two principal subsidiaries, Messrs. Shtarkman and Machluf will focus on pursuing new opportunities in Europe and the United States and improving and realizing assets, and will further endeavor to enhance the Company’s growth in those areas in which the Company has relative advantages, in particular, during these challenging times for the relevant markets.

Mr. Doron Moshe, who serves as the Chief Financial Officer of the Company, will assume responsibility also for the Company’s investor relations, in cooperation with Mr. Shimon Yitzhaki, the Chairman of the Board of Directors of the Company.

Mr. Zvi Maayan, who serves as Vice-President and General Counsel of the Company, will assume responsibility also for the Company’s Corporate Governance activities.

All of the new appointments will take effect on August 1, 2010.

Mr. Mordechay Zisser commented: “Following a long period during which we have focused mainly on stabilizing the Company in markets which have experienced high volatility, the time has come to get back to the entrepreneurial and value-creating activity at which Elbit has been characterized for many years. Our highly experienced senior managerial team will now be close to the relevant fields of activity and geographical markets around the world, to enable quick and efficient identification and exploitation of opportunities and establishing and expanding business cooperation and joint-ventures in these challenging times.”

“Elbit has a remarkable advantage as a result of its ability to initiate, develop and improve assets during trying economic conditions, and we have demonstrated well our ability to grow particularly in such times. In light of the above, I see entrepreneurial activity as most valuable to all those who hold interests in the Company”, added Zisser.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il